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                           June 20, 2024

       Carl Stanton
       Chief Executive Officer
       Focus Impact Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: Focus Impact
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed June 7, 2024
                                                            File No. 333-275871

       Dear Carl Stanton:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed June 7, 2024

       Information about DevvStream
       Devvio Agreement, page 233

   1. We note your response to prior comment 4 and reissue our comment in its entirety. Please tell us:
                                                            the nature of the
relationship between the DevvStream, the Core Company
                                                             Securityholders
and affiliates;
                                                            any transactions
between them, however, nominal; and
                                                            any control
relationship and the effect of such control relationship between the entities.

                                                        Refer to ASC 850-10-50.
 Carl Stanton
Focus Impact Acquisition Corp.
June 20, 2024
Page 2
2. We note your response to prior comment 5. Our understanding is that a platform token is used to facilitate transactions and interactions within a specific blockchain-based platform and that such tokens are created and distributed by the developers of the ecosystem and can be used to access various decentralized services, features, and
      resources within the platform   s ecosystem. Please reconcile the
statement, "no shard
      requires the use of DevvE" with the April 9, 2024 statement by DevvE that indicates that
      DevvE is the only platform token for the DevvX Layer 1 blockchain.
       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameCarl Stanton
                                                          Division of
Corporation Finance
Comapany NameFocus Impact Acquisition Corp.
                                                          Office of Real Estate
& Construction
June 20, 2024 Page 2
cc:       Peter Seligson
FirstName LastName